Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2024 and 2023

Revenues. Revenues for the first six months of 2024 were approximately $9.3 million, compared with no revenues in the comparable period of 2023. The revenues for 2024 include the portion of the upfront payment from the license agreement with Gilead Sciences, Inc. (“Gilead”) allocated to the IND research and development activities and the clinical milestone from the license agreement with AstraZeneca in the amount of $5 million.

Cost of Revenues. Cost of revenues for the first six months of 2024 were approximately $3.7 million, compared with no cost of revenues in the comparable period of 2023.

Cost of revenues for the first six months of 2024 represents royalty payments in connection with our revenues and costs of the IND research and development activities.

Research and Development Expenses. Research and development, or R&D expenses decreased by approximately 17% to approximately $12.6 million for the first six months of 2024 from approximately $15.2 million for the comparable period of 2023. The decrease is mainly due to the classification of the IND research and development activities to cost of revenues and the classification of the set-up activities related to the COM503 Phase 1 clinical trial to prepaid expenses, offset by an increase in clinical trial expenses in the first six months of 2024. R&D expenses, as a percentage of total operating expenses, decreased to 72% for the first six months of 2024 from 75% for the comparable period of 2023.

Marketing and Business Development Expenses. Marketing and business development expenses amounted to approximately $0.2 million for the first six months of 2024 and 2023. Marketing and business development expenses, as a percentage of total operating expenses, were 1% for the first six months of 2024 and 2023.

General and Administrative Expenses. General and administrative expenses decreased by approximately 6% to approximately $4.7 million for the first six months of 2024 from approximately $5.0 million for the comparable period of 2023. The decrease is mainly due to a reduction in the cost of our D&O insurance premium. General and administrative expenses, as a percentage of total operating expenses, increased to 27% for the first six months of 2024 from 24% for the comparable period of 2023.

Financial and other Income, Net. Financial and other income, net, were approximately $2.5 million for the first six months of 2024 compared with approximately $1.7 million for the comparable period of 2023. The increase is mainly due to increased interest income due to a higher level of cash, deposit balances and marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Provided By (Used in) Operating Activities. Net cash provided by operating activities was approximately $39.7 million in the first six months of 2024 compared with net cash used in operating activities of approximately $18.6 million in the comparable period of 2023. The higher net cash provided by operating activities during the first six months of 2024 is mainly due to the collection of the $61 million trade receivables during the first six months of 2024 from the upfront payment of Gilead pursuant to the license agreement therewith and milestone payment from AstraZeneca pursuant to the license agreement therewith.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities during the first six months of 2024 was approximately $42.3 million compared with net cash provided by investing activities of approximately $23.5 million in the comparable period of 2023. Changes in net cash provided by investing activities is mainly due to changes in the level of cash deposited or withdrawn from bank deposits and due to net investments in marketable securities. Net cash provided by (used in) investing activities is dependent on capital raising, cash needs to fund our operating activities and changes in the level of the Company’s cash and cash equivalents.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0.6 million in the first six months of 2024 compared with $1.4 million in the comparable period of 2023. The lower net cash provided in the first six months of 2024 is due to lower net proceeds received from sales of ordinary shares in the first six months of 2024 under the Company’s existing at the market offering facility pursuant to a sales agreement with Leerink Partners.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and investment in marketable securities. As of June 30, 2024, the Company had total cash, cash equivalents, restricted hort-term bank deposit, short-term bank deposits and investment in marketable securities of approximately $92.3 million.